City Loan, Inc.
(f/k/a Enigma Software Group, Inc.)
3431 Cherry Avenue
Long Beach, CA 90807

United States Securities And Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
Attention: Mr. Mark Shannon

Re:	Enigma Software Group, Inc. (n/k/a City Loan, Inc.)
Form 10-KSB for Fiscal Ended December 31, 2007
File No. 000-50561

Dear Mr. Shannon:

Please find electronically transmitted herewith changes to Enigma Software Group, Inc.’s (n/k/a City Loan, Inc., the “Company”) filing in response to your comments dated July 21, 2008.

Comment: It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31. 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting,

In performing your evaluation, you may find the following documents helpful:

•
The Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
The Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	The “Sarbanes-Oxley Section 404 - A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Response: The Company has responded to this comment by including the Management’s Report on Internal Control Over Financial Reporting. Please see Item 8A included in the Company’s Form 10-KSB/A.

Comment: Finally, we note that you filed your Principal Executive Officer and principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Also, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual's title.

Response: We have revised the certifications provided by our certifying officers. Please see Exhibits 31.1 and 31.2

Further, the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that it has responded to all of the Staff’s comments. If you have any questions or anything that I can do to facilitate your review, please let me know. Your anticipated cooperation is greatly appreciated.

Sincerely,

/s/William Atkinson
William Atkinson

Cc: Peter J. Gennuso, Esq.